EXHIBIT 12

		COMPUTATION OF RATIO OF
		EARNINGS TO FIXED CHARGES
		UNAUDITED
		Fiscal Year Ended September 30
	For the Twelve
	Months Ended
	September 30, 2004	2003	2002	2001	2000	1999
EARNINGS:
Income Before Cumulative Effect of Changes in Accounting	$166,586	$187,836	$117,682	$65,499	$127,207	$115,037
Plus Minority Interest in Foreign Subsidiaries	1,933	785	730	1,342	1,384	1,616
Plus Income Tax Expense	92,737	128,161	72,034	37,106	77,068	64,829
Less Investment Tax Credit (1)	(697)	(693)	(702)	(353)	(1,051)	(729)
(Less Income) Plus Loss from Unconsolidated Subsidiaries (3)	(805)	(535)	14,943	(1,794)	(1,669)	(999)
Plus Distributions from Unconsolidated Subsidiaries	785	1,238	585	595	229	—
Plus Interest Expense on Long-Term Debt	83,826	92,766	90,543	81,851	67,195	65,402
Plus Other Interest Expense	6,763	12,290	15,109	25,294	32,890	22,296
Less Amortization of Loss on Reacquired Debt	(1,350)	(2,078)	(1,927)	(1,927)	(1,979)	(1,839)
Plus (Less) Allowance for Borrowed Funds Used in Construction	298	(102)	446	438	424	303
Plus Rentals (2)	4,286	4,573	4,906	4,893	4,561	4,281

	$354,362	$424,241	$314,349	$212,944	$306,259	$270,197

FIXED CHARGES:
Interest & Amortization of Premium and Discount of Funded Debt	$83,826	$92,766	$90,543	$81,851	$67,195	$65,402
Plus Other Interest Expense	6,763	12,290	15,109	25,294	32,890	22,296
Less Amortization of Loss on Reacquired Debt	(1,350)	(2,078)	(1,927)	(1,927)	(1,979)	(1,839)
Plus (Less) Allowance for Borrowed Funds Used in Construction	298	(102)	446	438	424	303
Plus Rentals (2)	4,286	4,573	4,906	4,893	4,561	4,281

	$93,823	$107,449	$109,077	$110,549	$103,091	$90,443

RATIO OF EARNINGS TO FIXED CHARGES	3.78	3.95	2.88	1.93	2.97	2.99

(1)	Investment Tax Credit is included in Other Income

(2)	Rentals shown above represent the portion of all rentals (other than delay rentals) deemed representative of the interest factor.

(3)	Fiscal 2002 includes the Impairment of Investment in Partnership of $15,167.